

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2014

<u>Via E-mail</u>
Michael E. Reed
Chief Executive Officer
New Media Investment Group Inc.
1345 Avenue of the Americas
New York, NY 10105

>   **Re: New Media Investment Group Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 9, 2013**
>   **File No. 333-192736**

Dear Mr. Reed:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Prior to printing and distribution of the information statement, please provide us mockups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

<u>Summary, page 7</u>

<u>Our Company, page 7</u>

2. Please disclose the company's net loss for the most recent period in this section. Please also disclose this in the Business section on page 114.

Risk Factors, page 32

3. We note that your financing instruments contain covenants. In light of the recent restructuring, please disclose this in a risk factor, including a discussion of any risk of non-compliance.

Material U.S. Federal Income Tax Consequences of the Distribution, page 55

4. Please revise to refer to this section as a discussion of the material tax consequences rather than as a "summary."

5. Please name tax counsel in this section.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

GateHouse Fresh-Start and Other Adjustments, page 68

6. We note your disclosure on page 71 of the preliminary allocation of the reorganization value to the fair value of GateHouse's assets and liabilities and the identified intangible assets pursuant to fresh start accounting. We also note that the fair values of the identifiable intangible assets such as mastheads, advertising relationships, and subscriber relationships, require adjustments to increase their fair value from the historical amount recorded as of September 30, 2013. In light of the fact that you recognized a $91 million impairment charge to intangible assets in the quarter ended September 30, 2013, please explain to us the reason for the significant increase the fair value amounts recorded for intangible assets in fresh start accounting. If different methods or approaches were used to determine fair value, please indicate the method or approach used and the reasons why you choose the method or approach used in each circumstance (i.e. ASC 360 and ASC 852).

Gatehouse Effects of the Plan Adjustments, page 76

Footnote (c), page 78

7. We note your disclosure that the deferred financing fee adjustments include the addition of the new deferred financing fees. Please revise footnote (c) to include disclosure of how you calculated or determined the new deferred financing fee amounts used in this adjustment.

Management's Discussion and Analysis of Financial Condition, page 86

Summary Disclosure About Contractual Obligations and Commercial Commitments, page 107

8. We note your disclosure of your contractual cash obligations as of December 30, 2012.

In light of the $33 million Local Media credit facility and the $150 million New Credit Facilities entered into subsequent to December 30, 2012, we believe it would be useful to investors if you disclose a pro forma table of contractual obligations which includes these additional debt obligations. Please revise accordingly.

Indebtedness, page 106

9. Please provide us a copy of the Local Media Credit Facility.

10. We note your discussion of the financial and other operating covenants under the Local Media Credit Facility. Please provide similar disclosure for the New Credit Facilities here.

Executive Compensation, page 170

Annual Bonus Incentives for Named Executive Officers, page 172

11. Please discuss the specific factors the board of directors used to determine the amounts paid to each of the named executive officers as cash bonuses for 2012 performance, including the 2012 company-wide annual performance goals, the 2012 individual performance measures and the factors that led the board of directors to award Mr. Reed a bonus in excess of his target bonus amount. To the extent you believe that quantified disclosure of the goals is not required because it would result in competitive harm such that the quantification could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

GateHouse Media Unaudited Financial Statements for the Nine Months Ended September 30, 2013

Note 13. Income Taxes, page F-78

12. We note your disclosure that you concluded that during the nine months ended September 30, 2013, a net increase to the valuation allowance of $49,164 would be necessary to offset additional deferred tax assets. Please explain to us the underlying reason for this increase to the valuation allowance and provide more details as to how you accounted for it in the statement of operations and comprehensive income (loss).

Exhibit 10.32

13. Please provide the conformed signature for the Manager.

Exhibit 10.33

14. In the list of exhibits and schedules on page vii, the form of borrowing base certificate is listed as Exhibit 1.2 to this agreement yet it is marked as Exhibit A in the agreement. Please refile the finalized and executed agreement or advise.

15. In the list of exhibits and schedules on page vii, the financial condition certificate is listed as Exhibit 8.1(g) yet it is marked as Exhibit 8.1(j) in the agreement. Please refile the finalized and executed agreement or advise.

16. In the list of exhibits and schedules on page vii, the commitment transfer supplement is listed as Exhibit 16.3 yet it is marked as Exhibit 17.3 in the agreement. Please refile the finalized and executed agreement or advise.

17. In the list of exhibits and schedules on page vii, reference is made to a Schedule 6.17 yet no Schedule 6.17 has been provided. We also note that the list of schedules which appears immediately before the schedules in the agreement does not reference a Schedule 6.17. Please refile the finalized and executed agreement or advise.

Exhibit 10.34

18. In the list of exhibits and schedules on page vii, Schedule I is titled Subsidiary Guarantors yet the list of schedules which appears immediately before the schedules in the agreement titles Schedule I as Additional Borrowers as does the schedule itself. Please refile the finalized and executed agreement or advise.

19. The list of schedules appearing immediately before the schedules in the agreement does not show a Schedule III yet one has been included. Please revise or advise.

Exhibit 10.35

20. We note certain bracketed language and a related footnote on page 2 of this agreement. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Duane McLaughlin, Esq.